BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                 Buenos Aires, October 2nd, 2008

Comision Nacional de Valores (National Securities Commission)

                                          Ref.: Program for the issuance and re-
                                          issuance of Ordinary Negotiable
                                          Obligations for up to US$2,000,000,000
                                          - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank decided to repay the Negotiable Obligations detailed below and cancel the public offering thereof. Such Negotiable Obligations had been acquired under market terms:

     * Negotiable Obligations due in 2014: for a face value of US$ 25,633,000 (twenty five million, six hundred and thirty tree thousand US Dollars).

     Having made this repayment, the principal amount of the outstanding Negotiable Obligations due in 2014 now has a face value of US$ 207,614,781 (two hundred and seven million, six hundred fourteen thousand and seven hundred and eighty one US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 25,633,000 of Negotiable Obligations due in 2014.

                                                        Yours faithfully,


                                                        Patricia Lastiry
                                                        Attorney in fact